Press Information

March 31, 2015

Philips to sell majority interest in combined LED components and Automotive lighting business to consortium led by GO Scale Capital

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today announced that it has signed an agreement with a consortium led by GO Scale Capital through which they will acquire an 80.1% interest in Philips’ combined LED components and Automotive lighting business, with Philips retaining the remaining 19.9%* interest. The transaction values the business at an enterprise value of approximately USD 3.3 billion. Philips expects to receive cash proceeds, before tax and transaction related costs, of approximately USD 2.8 billion and a deferred contingent payment of up to USD 100 million. The transaction is expected to be completed in the third quarter of 2015, subject to closing conditions, including customary regulatory approvals.

Following the transaction, the new company will continue under the name Lumileds, led by CEO Pierre-Yves Lesaicherre. Philips’ Lighting Solutions business will remain an important customer of Lumileds and will continue the existing innovation and supply partnership.

“Philips is very positive about this transaction with GO Scale Capital as its principals are long-term, growth-oriented investors with a track record of building and expanding technology companies,“ said Frans van Houten, CEO of Royal Philips. “We have significantly improved the performance of the LED components business and optimized the industrial footprint in the Automotive lighting business over the last few years, and established a strong management team and innovation pipeline. We are therefore convinced that together with GO Scale Capital, Lumileds can grow further, attract more customers and increase scale as a stand-alone company.“

GO Scale Capital is a new investment fund sponsored by GSR Ventures and Oak Investment Partners. The consortium partners are Asia Pacific Resource Development, Nanchang Industrial Group and GSR Capital. The GO Scale Capital team has deep technology expertise and a track record in scaling up disruptive technologies. Current investments include Boston Power, a U.S.-based manufacturer of electric vehicle batteries, and Xin Da Yang, a leading Eco-EV company in China. The team brings deep knowledge of the LED components and automotive technology industries. Through their past investments in the LED industry, they have access to complementary technologies and manufacturing capacity. This uniquely complements Lumileds’ high-power LED manufacturing footprint and expertise, and the combination offers opportunities for the company to pursue further growth and scale.

Sonny Wu, co-founder and managing director of GSR Ventures and chairman of GO Scale Capital, who will serve as interim chairman of Lumileds following the completion of the transaction, stated that: “The Lumileds acquisition will be a perfect example of how GO Scale turns cutting edge technologies into world class companies. GO Scale Capital will focus on expanding Lumileds’ opportunities by investing in its global centers of operation and in the fast growing general lighting and automotive industries. Through Lumileds’ world-leading technology in key verticals such as LED chips, LED mobile flash and automotive lighting, together with a customer base including the likes of BMW, Volkswagen and Audi, we expect to see significant growth and unparalleled inroads into new opportunities such as electric vehicles.”

“I am convinced that together with the new investors led by GO Scale Capital, Lumileds will extend its leading product portfolio of lighting components and continue to achieve robust growth,” said Pierre-Yves Lesaicherre, CEO of Lumileds. “With our strong technology leadership, we are ready to address the future needs of our customers. We will work closely with our industry partners and customers to lead innovation and the transformation of our industry.”

Lumileds is a leading supplier of lighting components to the general illumination, automotive and consumer electronics markets with operations in more than 30 countries and has approximately 8,300 employees worldwide. In 2014, it generated sales of approximately USD 2 billion and a double-digit EBITA margin.

Following the separation of Lumileds, Philips Lighting will focus on the exciting and growing lighting solutions markets in which it has leading market positions. As previously announced in September 2014, Philips has started the process of creating two market-leading companies focused on HealthTech and Lighting Solutions opportunities. As part of that strategic repositioning, Philips will transition the Lighting Solutions business into a separate legal structure and it is the current intention to effectuate the separation through an initial public offering, although other options will continue to be reviewed.

• including a 34% interest in the Lumileds US operations.

For further information, please contact:

Philips Group Communications		Philips Investor Relations
Steve Klink		Vanessa Bruinsma-Kleijkers
Tel.: +31 6	1088 8824	Phone: +31 20	5977447
E-mail: steve.klink@philips.com		E-mail:
Vanessa.bruinsma-kleijkers@philips.com
Joost Akkermans Tel.: +31 6 3175 8996 E-mail: joost.akkermans@philips.com		Leandro Mazzoni Phone: +31 20 5977055 E-mail: leandro.mazzoni@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a diversified health and well-being company, focused on improving people’s lives through meaningful innovation in the areas of Healthcare, Consumer Lifestyle and Lighting. Headquartered in the Netherlands, Philips posted 2014 sales of EUR 21.4 billion and employs approximately 105,000 employees with sales and services in more than 100 countries. The company is a leader in cardiac care, acute care and home healthcare, energy efficient lighting solutions and new lighting applications, as well as male shaving and grooming and oral healthcare. News from Philips is located at www.philips.com/newscenter.

About GO Scale Capital
Sponsored by GSR Ventures and Oak Investment Partners, GO Scale Capital is a growth stage fund under the GSR Capital families of funds, with offices in Beijing, Hong Kong and Silicon Valley. The fund’s team brings together years of cross border operating experience and successful co-investment history in mature and cutting edge technologies. The fund’s goal is to scale up its investments in China for global markets.

Forward-looking statements

This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.